UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Commission File Number: 000-52060
GMARKET INC.

(Translation of registrant’s name into English)
9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑Form 20-F              ☐Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐Yes             ☑No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gmarket Reports 4Q07 GMV of US$1.04 Billion, Full-Year GMV of US$3.47 Billion
SIGNATURES

Gmarket Reports 4Q07 GMV of US$1.04 Billion, Full-Year GMV of US$3.47 Billion
Seoul, South Korea, January 11, 2008 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today that its gross merchandise value (“GMV”) totaled 970.0 billion Won (approx. US$1.04 billion) for the fourth quarter of 2007, representing a 42% increase over the fourth quarter of 2006. Gmarket’s full-year 2007 GMV totaled 3.25 trillion Won (approx. US$3.47 billion), representing a 43% increase over full-year 2006. GMV is defined as the total value of all items sold on an e-commerce marketplace.

	4Q 2007	4Q 2006	YoY	QoQ	2007 Total	2006 Total	YoY
GMV (Won)	970.0 billion	682.4 billion	+42%	+25%	3.25 trillion	2.27 trillion	+43%
GMV (US$)	1.04 billion	729.2 million	+42%	+25%	3.47 billion	2.42 billion	+43%
The Company’s top three product categories in terms of percentage of fourth quarter 2007 GMV were as follows: (1) clothing and accessories: 33% (compared to 28% in the previous quarter and 42% in fourth quarter 2006), (2) computers and electronics: 32% (compared to 35% in the previous quarter and 27% in fourth quarter 2006), and (3) food and child care products: 13% (compared to 14% in the previous quarter and 12% in fourth quarter 2006).
“We are pleased with our fourth quarter 2007 GMV, as we surpassed the US$1 billion quarterly GMV milestone for the first time,” said Duckjun (D.J.) Lee, Chief Financial Officer of Gmarket. “The fourth quarter presented a highly competitive environment, especially pricing pressure in the computers and electronics categories, which may adversely affect our profitability from these categories in the fourth quarter. Nonetheless, we expect our fourth quarter net income to reach an all-time high, and we are heading into 2008 with strong momentum.”
The Company plans to report its fourth quarter 2007 results and to hold a conference call with investors and analysts to discuss the fourth quarter 2007 results after the NASDAQ stock market closes on February 27, 2008 in New York (Thursday, February 28, 2008 in Seoul).
Notes: (1) The Dollar amounts provided in this release are based on the exchange rate of 935.80 Won to US$1.00, which is the noon buying rate in effect on December 31, 2007 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does.
ABOUT GMARKET
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located at www.gmarket.co.kr.
CONTACTS
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
David Pasquale / Tyler Wilson
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com
twilson@theruthgroup.com
FORWARD-LOOKING STATEMENTS
Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, together with such other documents as we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GMARKET INC. (Registrant)
By:	/s/ Duckjun (D.J.) Lee
Name:	Duckjun (D.J.) Lee
Title:	Chief Financial Officer

Date: January 11, 2008